SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D
				   (Rule 13d-101)

	     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

		      	       (Amendment No. 11)1

			           OPTI, Inc.
			     --------------------------
				   (Name of Issuer)

	       		Common Stock, $0.01 Par Value
			    -----------------------------
			    (Title of Class of Securities)

				     683960108
				    ------------
				   (CUSIP Number)

                  		Scott B. Bernstein, Esq.
		               Caxton Associates, L.L.C.
			      731 Alexander Road, Bldg. 2
			      Princeton, New Jersey  08540
				    (609) 419-1800

  (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications)

				    August 19, 2002
			------------------------------------
 	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box o.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)
(Page 1 of 14 Pages)
_________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



				SCHEDULE 13D

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,129,584
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,129,584
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,129,584
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth (BVI) Ltd.
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		2,409
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		2,409
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,409
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth LLC
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		607
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		607
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     607
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,132,600
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,132,600
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,132,600
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,132,600
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,132,600
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,132,600
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment 11 to Schedule 13D relates to the Common Stock, par Value $.01 per share (the "Common Stock"), of OPTI, Inc., a
California corporation (the "Company"), 888 Tasman Drive, Milpitas,
CA  95035

Item 2. Identity and Backround

	Item 2 of the Schedule 13D is hereby amended and replaced by the following:

Item 2 (a).  Name of Person Filing:

(i)   Caxton International Limited ("Caxton International")
(ii)  Caxton Equity Growth LLC ("Caxton Equity Growth")
(iii) Caxton Equity Growth (BVI) Ltd. ("Caxton Equity Growth (BVI)")
(iv) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to Caxton International and Caxton Equity Growth (BVI), and the manager of Caxton Equity Growth (together with Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) the "Caxton Accounts") and as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
(v) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts.

Item 2 (b).  Address of Principal Business Office or, if None,
             Residence:

(i) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(ii) The address of Caxton Equity Growth is c/o Caxton Associates, Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(iii) The address of Caxton Equity Growth (BVI) is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
(iv)  The address of Caxton Associates is Princeton Plaza,
      Building 2, 731 Alexander Road, Princeton, NJ 08540.
(v)   The business address of Mr. Kovner is 667 Madison Avenue,
      New York, NY  10021.

Item 2 (c).  Present Principal Occupation or Employment


(i) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.
(ii) The principal business of Caxton Equity Growth is engaging in the trading and investing in publicly-traded U.S. securities and to a more limited extent, foreign securities.
(iii) The principal business of Caxton Equity Growth (BVI) is engaging in the trading and investing in publicly-traded U.S. securities and to a more limited extent, foreign securities.
(iv) The principal business of Caxton Associates is trading and investing.
(v)   The principal occupation of Mr. Kovner is Chairman of Caxton
      Associates.

Item 2 (d).

      No person filing this statement and none of the Listed Persons (to the Knowledge of the undersigneds) has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdermeanor).

Item 2 (e).

     No person filing this statement and none of the Listed Persons
     (to the knowledge of the undersigneds) has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 2 (f).  Citizenship

(i)   Caxton International is a British Virgin Islands Corporation.
(ii)  Caxton Equity Growth is a Delaware limited liability company.
(iii) Caxton Equity Growth (BVI) is a British Virgin Islands
      Corporation.
(iv)  Caxton Associates is a Delaware limited liability company.
(v)   Mr. Kovner is a United States citizen.


Item 3.  Source and Amount of Funds and other Consideration


      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

"An aggregate of $23,338.30 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares of Common Stock since May 16, 2002. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

"An aggregate of $885.64 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity
Growth LLC acquired shares of Common Stock since May 16, 2002.
The purchase price for such acquired shares was paid out of Caxton Equity Growth LLC's working capital.

"An aggregate of $3,624.68 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth (BVI) acquired Shares of Common Stock since May 16,
2002. The purchase price for such acquired shares was paid out of Caxton Equity Growth (BVI) Ltd.'s working capital.


Item 4. Purpose of Transaction


	Item 4 of the Schedule 13D is hereby amended by replacing it with the following two paragraphs:

"The persons filing this Report have supported recent actions taken by the Company to restore its profitability but, (a) continue to believe that the Common Stock is under-valued, and (b) are concerned about how management has indicated it may deploy available cash, and
(c) believe that management should take further steps to enhance shareholder value, which should include considering the following:
(i) the sale of the company in its entirety, (ii) the distribution of all cash not needed for operations and current liabilities to the shareholders, (iii) employing a more aggressive defense of the Company's intellectual property rights from potential infringement and (iv) the establishment of a liquidating trust into which all the assets of the corporation will be contributed. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of
Item 4 of Schedule 13D."

"Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."


Item 5.	Interest in Securities of the Issuer.

	The first paragraph of subparagraph (a) of Item 5 of the Schedule D is hereby amended by replacing said paragraph with the following paragraph:

"(a) (i) Caxton International Limited beneficially owns 1,129,584 shares of Common Stock (the "Shares"), representing approximately 9.7% of the total shares of Common Stock issued and outstanding. The increase in beneficial ownership from the date of Amendment No. 10 to Schedule 13D filed May 16, 2002 is a result of a restatement by Caxton International of its percentage ownership of the Company. This percentage also reflects the net acquisition of the additional Shares being reported hereunder.

(ii) Caxton Equity Growth (BVI) beneficially owns 2,409 Shares representing less than .05% of the total shares of Common Stock issued and outstanding. This percentage reflects the net acquisition of the Shares being reported hereunder.

(iii)	Caxton Equity Growth beneficially owns 607 shares of
Shares, representing less than %.05 of the total shares of Common
Stock issued and outstanding. This percentage also reflects the net purchase of the Shares being reported hereunder."

	Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

"(c) Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, during the last 60 days. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) during the past 60 days."


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


August 21, 2002



CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President & Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title:   Vice President & Secretary

CAXTON EQUITY GROWTH LLC


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary, Caxton Associates, Manager


CAXTON EQUITY GROWTH (BVI) LTD.


By:/s/Scott Bernstein
      Name:  Scott Bernstein
      Title: Director


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title: Secretary



CAXTON ASSOCIATES, L.L.C.

By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Bruce S. Kovner
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact




						Schedule A

	Caxton International Limited
		No of Shares	        Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

19-JUN-02	 3,705 	 		1.44990
24-JUN-02	 (800)			1.41000
25-JUL-02	 4,800			1.23100
06-AUG-02	 (200)                  1.15000



Caxton Equity Growth (BVI) Ltd.
		No of Shares	        Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

06-AUG-02	 100 	 		1.15000

Caxton Equity Growth LLC
		No of Shares	        Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

06-AUG-02	 100 	 		1.15000